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Nigel Sharp · 2nd

CEO / Co-Founder at Aquagga, Alumnus of multiple biz accelerators inc. Techstars

Aquagga, Inc.

King's College London

Talks about #pfas, #water, #startups, #cleantech, and #innovation

Tacoma, Washington, United States · Contact info

4,961 followers · 500+ connections

2 mutual connections: Jeff Dion and Justin Renfro

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Featured

Link



University spinout aims to eliminate PFAS 'forever...
GeekWire

Link



OTIS 2017 Program Recap
YouTube
Ocean Technology Innovation Sprint www.otis.blue
A Program design by and run in 2017 by Nigel Sharp and the Alaska Ocean Cluster

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Alaska State Legislature Recognition Award
Awarded in May 2017, the Alaska State Legislature with support from Senator Mia Costello, and Representative Johnson recognized efforts made to support and grow...

Activity

4,961 followers

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Nigel Sharp posted this · 1mo

We've got a few new positions opening up. If you're looking for a change or a new challenge in the New Year, Aquagga Inc. is working on a global impact problem focused on water quality, some rockstar e ...show more

Senior Marketing Manager
Job by Aquagga Inc.
Tacoma, Washington, United States (Hybrid)

18 · 2 comments · 3 reposts

Nigel Sharp reposted this · 1mo

Nigel Sharp reposted this · 1mo



Trying to always stay true to this with every experiment I'm fortunate enough to be funded or able to run.

17

Nigel Sharp reposted this · 1mo



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About

A British-Armenian driver of the Innovation Economy. I most closely align with a role best described as Innovation / Product Manager or Entrepreneur / Intrapreneur. I embrace directness and radical candor.

Qualifying my self-descriptors I've grown two highly innovative technology startups (working on my th ...see more

Experience

Chief Executive Officer / Co-Founder
Aquagga, Inc. · Full-time
Aug 2019 - Present · 3 yrs 6 mos
Tacoma, Washington, United States

Aquagga is a social/environmental impact-focused spin-out company from the University of Alaska

Fairbanks, with a set of hydrothermal technologies that we're developing to destroy some of t ...see more

Board Member for GEN Space
Global Entrepreneurship Network
Oct 2018 - Present · 4 yrs 4 mos
Anchorage, Alaska Area

Working to help promote and support Astropreneurship globally through advocacy, events and meetings. Especially motivated to inform local and global economic developers and ecosystem builders ...see more

Startups and Innovation Manager @ Alaska Center ICE
University of Alaska Fairbanks
Dec 2018 - Apr 2021 · 2 yrs 5 mos
Fairbanks, Alaska

Working as a mentor, advisor, guest lecturer, program developer and coordinator, and all-round entrepreneurial ecosystem builder. The role includes engaging UAF, the Fairbanks community ...see more



Alaska Center ICE
Alaska Center for Innovation, Commercialization and Entrepreneurship 2019. Alaska Center ICE, hosted at the University of Alaska Fairbanks. Learn more at htt...

Global Entrepreneur in Residence
University of Alaska Anchorage · Full-time
Jun 2017 - Jul 2019 · 2 yrs 2 mos
Anchorage, Alaska Area

Expanding the Global EIR program to the 49th State, Nigel services the University and the wider community as a mentor, advisor and startup expert. Engaging with the Business Enterprise In ...see more





Mentor
Launch Alaska
Jun 2017 - Jun 2018 · 1 yr 1 mo
Anchorage, Alaska Area

Back by popular demand! Mentoring at the Launch Alaska Accelerator, working closely with some of their alumni companies as well as teaching sessions on Lean Startup, tools and resources in Alask: ...see more

Mentors
Launch Alaska Mentor List

Show all 15 experiences →

Education

King's College London
Master of Science - MS, Digital Technology & Management
2008 - 2010
Activities and societies: King's College London Engineering Society, King's College London Engineering Association, KCL Bone Marrow, Anthony Nolan Trust, Senior Student in Halls of Residence, Li ...see more

Was actively engaged with the King's College London Engineering Society, in many roles from Web manager to various society secretary roles.

King's College London
Bachelor of Engineering - BE, Mechanical Engineering
2004 - 2007
Activities and societies: King's College London Engineering Society

Final Engineering Project was a concept for "Hydrogen powered fold-able Monkey motorbike" - Short range transport solution.

Volunteering

Volunteer
Armenian Volunteer Corps (AVC)
Feb 2010 - May 2010 · 4 mos
Education

Initially placed at the Tumo Center for Creative Technologies in Yerevan, Armenia on an unpaid volunteership to assist with the design and development of the edtech suite at the TUMO Center.

Honorary Editor
King's College London Engineering Association
Sep 2008 - Jul 2014 · 5 yrs 11 mos
Education

Working with the KCLEA committee to produce the widely distributed King's Engineer publication. http://www.kclea.org.uk

Student Volunteer
Anthony Nolan
Sep 2007 - Jun 2010 · 2 yrs 10 mos
Health

Working with the KCL Marrow group, we achieved national award status for numbers of new marrow donors we had signed up and for the amazing outreach to the public we had done.

Skills

Project Management

Endorsed by 2 colleagues at University of Colorado Boulder

Endorsed by 11 people who know the skill

77 endorsements

Start-ups

Endorsed by Max Gurvits and 6 others who are highly skilled at this

Endorsed by 2 colleagues at Blackstone Entrepreneurs Network Colorado

84 endorsements

84 endorsements

Management

Endorsed by 3 colleagues at University of Colorado Boulder

Endorsed by 20 people who know the skill

91 endorsements

Show all 50 skills →

Recommendations

Received Given

Haleigh Reed · 3rd
Building a shared vision for Alaska's next economy
September 29, 2022, Haleigh reported directly to Nigel

I worked with Aquagga underneath Nigel as a summer intern and had a truly unique, unexpected, and overwhelmingly positive experience. It was unlike the stereotypical "rat-race startup culture" while still having the most promising potential for success. From the start, Nigel made it clear that he wanted this internship to provide me with the tools and skills I would like to learn for my future goals and ι ...see more

Hezekiah "Ky" Holland · 2nd
Co-Founder Alaska Version 3
June 8, 2020, Hezekiah "Ky" worked with Nigel on the same team

Nigel has had a tremendous impact on the Alaska startup ecosystem contributing experience and skills in startups, entrepreneurship and technology. His early assessment identified the need for increased community engagement leading to a number of new ways of engaging people using design thinking and design sprint events. Over time Nigel has been particularly effective in customer discovery m ...see more

Alyse Daunis · 3rd
Product Manager & Designer
June 3, 2020, Alyse worked with Nigel but they were at different companies

I've worked with Nigel on several startup events and have asked him to mentor several startups I've worked with, including my own. He is a fantastic mentor that sees through the "fluff" to help founder uncover challenges and opportunities. Nigel is also a great event facilitator and organizer, having lead several successful startup events throughout the world. The Alaska ecosystem would not be ...see more

Show all 21 received →

Patents

Modular Space Tether
US Pat. App. No. PCT/US16/47932 · Issued Aug 20, 2016

International Utility patent filed around a Mechanical Engineering concept of a Modular Tether system.
...see more

Other inventors

Courses

Advanced Topics in Nanotechnology
Associated with King's College London

Agent and Multi Agent Systems
Associated with King's College London

Computer Aided Design
Associated with King's College London

Show all 9 courses →

Projects

101010 Health 2016
Jun 2016 - Present
Associated with University of Colorado Boulder

Show project

10 PROSPECTIVE CEOS.
10 WICKED PROBLEMS.
...see more

Other creators

D2X.Space
Jul 2015 - Present

Show project

Developing a concept for the first Space Industry focused startup business accelerator in the USA

Lion's Den 2009 - King's College London Graduate Business Plan Competition
Oct 2008 - Mar 2009
Associated with King's College London

Business Plan Competition - Second Place
...see more

Other creators

Other creators



Honors & awards

2022 "Croc Tank" @ WEFTEC 2022 "Top Breakthrough Technology" Award
Issued by Blue Tech Research · Oct 2022

Associated with Aquagga, Inc.

Aquagga was selected and awarded the esteemed Breakthrough Technology selection within the Innovation Pavillion at WEFTEC 2022

2021 $40,000 EPA Destroy PFAS Challenge
Issued by Environmental Protection Agency · May 2021

Associated with Aquagga, Inc.

https://www.epa.gov/newsreleases/us-environmental-protection-agency-department-defense-and-state-partners-announce

2020 $2500 Perkins Coie Best Technology/Innovation Award
Issued by University of Washington Dempsey Startup Competition · May 2020

Associated with Aquagga, Inc.

Show all 16 honors & awards →

Languages

Armenian
Professional working proficiency

English
Native or bilingual proficiency

French
Limited working proficiency

Organizations

KCL Marrow
Volunteer · Sep 2006 - Jun 2009

Associated with King's College London

King's College London Engineering Society
Committee member · Aug 2004 - Apr 2009

Associated with King's College London

Startup Weekend Global COVID-19 USA Organizers Team
Technology Lead

Causes

Education • Health • Poverty Alleviation • Science and Technology • Economic Empowerment • Environment

Interests

Top Voices | Companies | Groups | Schools



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